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                                                               September 2, 2005


BY EDGAR AND FACSIMILE (202-772-9203)

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Jeffrey B. Werbitt, Attorney-Advisor

     RE:     SIERRA PACIFIC RESOURCES
             SCHEDULE TO-I FILED AUGUST 25, 2005
             SEC FILE NO. 005-44979

             REGISTRATION STATEMENT ON FORM S-4
             FILED AUGUST 24, 2005
             SEC FILE NO. 333-127128

Ladies and Gentlemen:


     On behalf of Sierra Pacific Resources (the "Company"), we are submitting this letter in response to the comments of the staff (the "Staff") comment letter dated September 2, 2005 (the "Comment Letter") with respect to the Company's Registration Statement on Form S-4 (the "Registration Statement") and the Company's Schedule TO-I (the "Schedule TO"), both of which are referenced above and relate to the Company's offer to pay a cash premium upon the conversion of its $300 million principal amount outstanding 7 1/4% Notes due 2010 (the "Notes") to the Company's common stock. Filed herewith via EDGAR are Amendment No. 3 ("Amendment No. 3") to the Registration Statement and Amendment No. 3 to the Schedule TO.


     The following sets forth the Company's responses to the comments included in the Comment Letter. For ease of reference, your comments are set forth below in bold, followed by the Company's responses. Page references included in the body of the Company's responses are to Amendment No. 3.


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Securities and Exchange Commission
September 2, 2005
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SCHEDULE TO-I
FORM S-4
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES, PAGE 40

     1. WE REFER YOU TO PRIOR COMMENTS 18 AND 4. IT CONTINUES TO APPEAR THAT YOUR COUNSEL CANNOT PROVIDE AN UNEQUIVOCAL OPINION WITH RESPECT TO ALL THE TAX CONSEQUENCES OF THE TRANSACTION, PLEASE CONTINUE TO REVISE THE DISCLOSURE TO SPECIFICALLY DISCLOSE THAT COUNSEL CANNOT OPINE ON THE MATERIAL FEDERAL TAX CONSEQUENCES AND TO DESCRIBE THE DEGREE OF UNCERTAINTY IN THE OPINION. IN DOING SO, CLARIFY WHY COUNSEL BELIEVES THAT THE TRANSACTION "SHOULD" BE TREATED AS DESCRIBED. ALSO, IN VIEW OF THE ANTICIPATED CHANGES TO YOUR TAX OPINION, IT APPEARS YOU SHOULD EXTEND THE OFFER AND DISSEMINATE NOTICE OF THESE CHANGES SO THAT SECURITY HOLDERS WILL HAVE ADEQUATE TIME TO CONSIDER THE CHANGES.
          TELL US YOUR PLANS IN THIS REGARD.

     In response to the Staff's comment, the Company has revised the disclosure on page 41 to describe the degree of uncertainty in the tax opinion and to clarify why the transaction "should" be treated as described in such opinion.

     The Company does not believe that the changes made to the disclosure on page 41 are material to the holders of the Notes or to the holders' decision to tender the Notes for conversion; therefore, the Company has filed Amendment No. 3 but does not intend to "mail" the revised Conversion Offer Prospectus to holders. In support of this position, the Company informs the Staff that as of 5:00 p.m. New York City time, September 1, 2005, 100% of the Notes have been tendered for conversion pursuant to the Offer. The dealer-managers for the Offer have indicated that they received verbal confirmation that the holders are comprised overwhelmingly of institutional holders (mutual funds, hedge funds and asset managers) with 20 accounts holding 98% of the outstanding Notes.


     Upon conversion, the holders will receive 219.1637 shares of the Company's common stock for every $1,000 principal amount of Notes converted. Based upon the $14.60 per share closing price of the Company's common stock on September 1, 2005, the value of the common stock the holders would receive for every $1,000 principal amount of Notes converted is approximately $3,196.00 - more than three times the face amount of the Notes tendered for conversion. Additionally, the holders would receive $180 per $1,000 principal amount of Notes converted for Conversion Consideration plus an additional cash amount equivalent to the amount of interest on the Notes that has accrued since August 14, 2005 up to, but not including, the date of settlement of the Offer.



                             *   *   *   *   *   *
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Securities and Exchange Commission
September 2, 2005
Page 3

     Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (617) 248-5043, Andrew J. Hickey at (617) 248-5267, or to Eunice Kim Chapon at (617) 248-5256. Thank you.

                                        Very truly yours,

                                        /s/ William C. Rogers

                                        William C. Rogers


cc: Michael W. Yackira
    William D. Rogers
    James A. McDaniel, Esq.
    Andrew J. Hickey, Esq.
    Eunice Kim Chapon, Esq.